Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

Sukhe-Bator str. 3, Irkutsk city, 664025, Russia

26.04.2004 № 097/ 4934

На № ________ от ________

The U.S. Securities and Exchange Commission

Office of International Corporate Finance

450 Fifth Street, N.W.

Mail top 3-9

Washington. D.C. 20549

U.S.A.

SUPPL

Re: Exemption No.: 82-4458 (12g3-2(b))

04030695

RECEIVED 2004 JUN 14 P 2:02 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam:

In connection Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial reports and financial results for the 9 months of 2003 and for the full 2003 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

PROCESSED JUN 15 2004 THOMSON FINANCIAL

Sincerely,

General director of JSC Irkutskenergo Vladimir V. Kolmogorov

dw 6/15

PROCESSED JUN 15 2004 THOMSON FINANCIAL

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 9 months of 2003 year (in thousands of Rubles)

Balance Sheet, for the 9 months of 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	September, 30 2003
Intangible Assets	11	21
Property, Plants & Equipment	32170215	31402332
Capital investments in progress	1565718	2067755
Long-Term Investments	151758	178736
Inventories	1334956	1527043
Value-added tax	378480	421423
Accounts Receivable	5429716	4982835
Short-Term Investments	351338	256666
Cash	235685	31607
TOTAL ASSETS	41617877	40868418
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29542181	29712290
Reserve funds	1191702	1191702
Target Financial Flows	22974	59112
Retained Earnings	1943919	1264106
Long-Term Debt	220016	176165
Short-Term Debt	1179541	1106965
Accounts Payable	2721129	2563549
Consumption funds	0	0
Future terms incomes	29607	27721
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41617877	40868418

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 9 months of 2003 year
(in thousands of Rubles)

INDEX	the 9 months of 2003 in thousands of Rubles
1. Income before taxes	- 240289
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» ______ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ______ **Gennadiy M. Tolstykh**

Российская Федерация
Открытое акционерное общество энергетики и электрификации
ОАО "Иркутскэнерго"
г. Иркутск

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»

3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 2003 year (in thousands of Rubles)

Balance Sheet, for 2003 year
(in thousands of Rubles)

ASSETS	January, 1 2003	December, 31 2003
Intangible Assets	11	20
Property, Plants & Equipment	32168930	31969380
Capital investments in progress	1565720	1373190
Long-Term Investments	151758	247962
Inventories	1334956	1402955
Value-added tax	378478	490173
Accounts Receivable	5429716	4828085
Short-Term Investments	351338	245015
Cash	235685	190925
TOTAL ASSETS	41616592	40747705
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	29563870	29702335
Reserve funds	1191702	1191702
Target Financial Flows	-	-
Retained Earnings	1943919	1246480
Long-Term Debt	220016	135988
Short-Term Debt	1179541	983025
Accounts Payable	2721129	2693946
Consumption funds	0	0
Future terms incomes	29607	27421
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	41616592	40747705

General director of JSC «Irkutskenergo» ____________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ____________ **Gennadiy M. Tolstykh**

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 2003 year
(in thousands of Rubles)

INDEX	2003 in thousands of Rubles
1. Income before taxes	1313
2. Profit utilization:	
Profit tax	0

General director of JSC «Irkutskenergo» ______________ **Vladimir V. Kolmogorov**

Chief accountant of JSC «Irkutskenergo» ______________ **Gennadiy M. Tolstykh**